Exhibit 99.1

PRESS RELEASE

Affimed Presents Findings from the Dose-escalation Phase of the First-in-human

Study of AFM24 in Patients with EGFR-positive Solid Tumors

•	The recommended phase 2 dose was determined at 480 mg

•	AFM24 has demonstrated a well-managed safety profile

•	Pharmacodynamic activity was observed at doses of 160 mg and higher

•	The maximum tolerated dose was not reached and the dose escalation continues at 720 mg

•	For the broad clinical AFM24 program, patients are recruited in three studies, two of which are combination studies, in 7 indications

Heidelberg, Germany, April 8, 2022 – Affimed N.V. (Nasdaq: AFMD) (“Affimed”, or the “Company”), a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer, today announced data from the dose escalation phase of the phase 1/2a study with the Company’s Innate Cell Engager (ICE®) AFM24 as monotherapy at the Annual Meeting of the American Association of Cancer Research (AACR). A poster will be presented on April 11 during the Phase I Clinical Trials 1 session.

The poster presentation includes data of 29 heavily pretreated patients with a variety of tumors known to express EGFR, who have received AFM24 as weekly infusions across six dose levels from 14 mg to 480 mg. AFM24 demonstrated a well-managed safety profile. The most frequent treatment-emergent adverse events were infusion-related reactions, nausea and headache. Stable disease was observed as best response in 8 of 24 response-evaluable patients.

The pharmacokinetic and CD16A receptor occupancy data demonstrate good target engagement at doses of 320 mg and 480 mg. Pharmacodynamic activity was observed at doses of 160 mg and higher. The recommended phase 2 dose was determined at 480 mg based on safety and tolerability, exposure and CD16A receptor occupancy. The maximum tolerated dose was not reached by the treatment regimen up to 480 mg. Enrollment in the dose escalation has continued at a dose of 720 mg for the purpose of collecting additional data on safety and tolerability.

“Having reached a safe and well-tolerated recommend phase 2 dose with pharmacologic and pharmacodynamic activity is a major milestone for the AFM24 program,” said Dr. Andreas Harstrick, Chief Medical Officer at Affimed. “This has been important for the initiation of a broad development program assessing the efficacy of AFM24 as monotherapy and in combinations, and we’re planning to provide first updates on the studies in 2022.”

Affimed is enrolling patients in three open label phase 1/2a studies, evaluating the activity of AFM24 as monotherapy (AFM24-101), and in combination with Roche’s anti-PD-L1 checkpoint inhibitor atezolizumab (AFM24-102) as well as in combination with SNK01, NKGen Biotech’s NK cell product (AFM24-103).

The abstract and poster are electronically accessible for participants of the AACR conference following this link: https://bit.ly/3ukFMqc

An update of another ICE®, AFM13, combined with cord blood-derived NK cells in patients with CD30-positive lymphoma will be presented on Sunday, April 10, 1:00 – 3:00 p.m. CST in the session Clinical Trials of Cellular Immunotherapies.

About AFM24

AFM24 is a tetravalent, bispecific innate cell engager (ICE®) that activates the innate immune system by binding to CD16A on innate immune cells and EGFR, a protein widely expressed on solid tumors, to kill cancer cells. Generated by Affimed’s fit-for-purpose ROCK® platform, AFM24 represents a distinctive mechanism of action that uses EGFR as a docking site to engage innate immune cells for tumor cell killing through antibody-dependent cellular cytotoxicity and antibody-dependent cellular phagocytosis.

Affimed is evaluating AFM24 as a monotherapy (AFM24-101) for patients with advanced EGFR-expressing solid malignancies whose disease has progressed after treatment with previous anticancer therapies. The first-in-human Phase 1/2a open-label, non-randomized, multi-center, multiple ascending dose escalation and expansion study and can be found at www.clinicaltrials.gov using the identifier NCT04259450. Furthermore, AFM24 is evaluated in a phase 1/2a study in combination with Roche’s anti-PD-L1 checkpoint inhibitor atezolizumab (AFM24-102, NCT05109442). Affimed and NKGen Biotech have initiated a Phase 1/2a study , investigating AFM24 in combination with SNK01, NKGen Biotech’s NK cell product (AFM24-103, NCT05099549).

About Affimed N.V.

Affimed (Nasdaq: AFMD) is a clinical-stage immuno-oncology company committed to give patients back their innate ability to fight cancer by actualizing the untapped potential of the innate immune system. The Company’s proprietary ROCK® platform enables a tumor-targeted approach to recognize and kill a range of hematologic and solid tumors, enabling a broad pipeline of wholly-owned and partnered single agent and combination therapy programs. The ROCK® platform predictably generates customized innate cell engager (ICE®) molecules, which use patients’ immune cells to destroy tumor cells. This innovative approach enabled Affimed to become the first company with a clinical-stage ICE®. Headquartered in Heidelberg, Germany, with offices in New York, NY, Affimed is led by an experienced team of biotechnology and pharmaceutical leaders united by a bold vision to stop cancer from ever derailing patients’ lives. For more about the Company’s people, pipeline and partners, please visit: www.affimed.com.

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E-Mail: a.fudukidis@affimed.com

Tel.: +1 (917) 436-8102

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